UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.00004 per share

(Title of Class of Securities)

091727925

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727925

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,327,601 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,327,601 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,327,601 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.4% *
14	Type of Reporting Person (See Instructions) HC

*

The percentage is calculated based on 71,035,249.5 ordinary shares of the Issuer outstanding as of March 31, 2020 (excluding 2,725,839.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2019.

CUSIP No. 091727925

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,327,601 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,327,601 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,327,601 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.4% *
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 71,035,249.5 ordinary shares of the Issuer outstanding as of March 31, 2020 (excluding 2,725,839.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2019.

CUSIP No. 091727925

1	Names of Reporting Persons JD.com Global Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,327,601 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,327,601 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,327,601 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.4%*
14	Type of Reporting Person (See Instructions) CO

*

The percentage is calculated based on 71,035,249.5 ordinary shares of the Issuer outstanding as of March 31, 2020 (excluding 2,725,839.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2019.

CUSIP No. 091727925

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being jointly filed by JD.com, Inc. (“JD”), JD.com Investment Limited (“JD Investment”) and JD.com Global Investment Limited (“JD Global,” together with JD and JD Investment, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 16, 2015, as amended by Amendment No.1 to Schedule 13D filed with the SEC on June 21, 2016 and Amendment No.2 to Schedule 13D filed with the SEC on September 16, 2019 (collectively, the “Original Schedule 13D,” together with this Amendment No. 3, the “Statement”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended by replacing the Schedule A to the Original Schedule 13D with the Schedule A hereto and supplemented by adding the following:

During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is supplemented by adding the following:

Merger Agreement

On June 12, 2020, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Yiche Holding Limited (“Parent”), and Yiche Mergersub Limited (“Merger Sub”), a wholly owned subsidiary of Parent, pursuant to which the Issuer will be acquired by an investor consortium led by the Buyer Consortium in an all-cash transaction (the “Merger”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Ordinary Share of the Company issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist in exchange for the right to receive US$16 in cash without interest, and each outstanding ADS of the Company (each representing one Share) will be cancelled in exchange for the right to receive US$16 in cash without interest, except for (a) certain Ordinary Shares (including Ordinary Shares represented by ADSs) owned by affiliates of Tencent, an affiliate of JD and affiliates of Mr. Bin Li, chairman of the board of directors of the Issuer, which will be rolled over in the transaction, (b) Ordinary Shares (including ADSs represented by Ordinary Shares) owned by Parent, Merger Sub, the Issuer or any of their respective subsidiaries, (c) Ordinary Shares (including ADSs represented by Ordinary Shares) held by the ADS depositary and reserved for issuance, settlement and allocation upon exercise or vesting of the Issuer’s options and/or restricted share unit awards, and (d) Ordinary Shares held by shareholders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which will be cancelled and cease to exist in exchange for the right to receive the payment of fair value of those dissenting shares in accordance with Section 238 of the Companies Law of the Cayman Islands. The Merger is subject to customary closing conditions including the approval of the Merger Agreement by an affirmative vote of holders of Ordinary Shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy at a meeting of the Issuer’s shareholders. If completed, the Merger will result in the Issuer becoming a privately held company, and its ADSs will no longer be listed on the New York Stock Exchange. For a detailed description of the Merger Agreement and the Merger, see the Form 6-K filed by the Issuer on June 15, 2020, including the exhibits thereto.

CUSIP No. 091727925

Interim Investors Agreement

On June 12, 2020, JD Global, as a Rollover Investor (as defined in the Interim Investors Agreement), entered into an interim investors agreement with Morespark Limited (“Tencent”), Hammer Capital Opportunities Fund L.P., acting through its general partner Hammer Capital Opportunities General Partner, (“Hammer,” together with Tencent, the “Principal Investors”), Mr. Bin Li, Parent, Merger Sub, certain other Rollover Investors and certain other parties thereto (the “Interim Investors Agreement”), which provides for certain terms and conditions that will govern the actions of Parent and Merger Sub and the relationship among the Principal Investors and the Rollover Investors with respect to the Merger Agreement, and certain Equity Commitment Letters, Support Agreements and Limited Guarantees (each as defined in the Interim Investors Agreement), and the transactions contemplated thereby. Pursuant to the Interim Investors Agreement, the number of rollover shares of JD Global is 10,549,714, which JD Global has agreed to cancel in exchange for the same number of shares in Parent. Accordingly, at the Effective Time, the remaining 6,777,887 Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Global are expected to be cancelled and cease to exist in exchange for the right to receive the merger consideration.

Supplement to Deed of Undertaking

Concurrently with the execution of the Interim Investors Agreement, JD Financial entered into a supplemental deed to deed of irrevocable undertaking with the members of the Buyer Consortium (the “Supplement to Deed of Undertaking”), which amends certain terms of the Deed of Undertaking, including, among others, that the obligations of JD Financial under the Deed of Undertaking will cease and terminate if the Rule 3.5 Announcement (as defined in the Deed of Undertaking) is not released on or before 12 July 2020 or any other date as may be agreed by JD Financial and the Buyer Consortium in writing.

The descriptions of the Merger Agreement, the Interim Investors Agreement and the Supplement to Deed of Undertaking set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Interim Investors Agreement and the Supplement to Deed of Undertaking, which have been filed as Exhibits 99.10, 99.11 and 99.12 hereto respectively and are incorporated herein by this reference.

Except as indicated above, the Reporting Persons currently do not have any plans or proposals that relate to or would result in any matters listed in Items 4(a)-(j) of Schedule 13D. Consummation of the Merger could result in one or more of the actions specified in Items 4(a)-(j) of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, and a change to the board of directors of the Issuer, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. In addition, subject to the terms of the documents described in the Statement, the Reporting Persons reserve their right to change their plans and intentions in connection with any of the actions discussed in this item 4. Any action taken by the Reporting Persons may be effected at any time and from time to time, subject to any applicable limitations imposed by any applicable laws or set forth in any documents described in the Statement. No assurance can be given that any proposal, any definitive agreement or any transaction relating to the Merger will be entered into or be consummated.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 3 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

CUSIP No. 091727925

(a) As of the date hereof, each Reporting Person may be deemed to have beneficial ownership and shared voting power to vote or direct the vote of 17,327,601 Ordinary Shares (including 621,381 Ordinary Shares represented by ADSs), representing 24.4% of the Issuer’s outstanding Ordinary Shares.

JD Investment is the sole shareholder of JD Global. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules promulgated thereunder, JD Investment may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Global.

JD is the sole shareholder of JD Investment and therefore indirectly owns all the outstanding shares of JD Global. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, JD may be deemed to beneficially own all of the Ordinary Shares (including Ordinary Shares represented by ADSs) held by JD Global.

The above disclosure of percentage information was calculated based on a total of 71,035,249.5 ordinary shares of the Issuer outstanding as of March 31, 2020 (excluding 2,725,839.5 treasury shares and ordinary shares issued to the depositary bank for bulk issuance of American depositary shares reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans of the Issuer), as reported in the Issuer’s Form 20-F filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2019.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Ordinary Shares that they may be deemed to beneficially own.

(c) Louis T. Hsieh, an independent director of JD, sold a total of 15,000 ADSs (representing 15,000 Ordinary Shares) on June 10, 2020 on open market at an average price of US$14.1186 per ADS.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented by adding the following:

The information regarding the Interim Investors Agreement and the Supplement to Deed of Undertaking under Item 4 is incorporated herein by reference in their entirety.

CUSIP No. 091727925

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 26, 2015, by and among JD.com, Inc., JD.com Investment Limited and JD.com Global Investment Limited

99.2*	Subscription Agreement, dated January 9, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, JD.com, Inc. and Dongting Lake Investment Limited

99.3*	English translation of Business Cooperation Agreement, dated January 9, 2015, between JD.com, Inc. and Bitauto Holdings Limited

99.4*	Investor Rights Agreement, dated February 16, 2015, by and among Bitauto Holdings Limited, JD.com Global Investment Limited and Dongting Lake Investment Limited

99.5**	Subscription Agreement, dated June 6, 2016 by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Morespark Limited and Baidu Holdings Limited

99.6**	Amended and Restated Investor Rights Agreement, dated June 17, 2016, by and among Bitauto Holdings Limited, JD.com Global Investment Limited, Dongting Lake Investment Limited, Morespark Limited and Baidu Holdings Limited

99.7	Proposal Letter from the Buyer Consortium to the board of directors of the Issuer, dated as of September 12, 2019 (incorporated herein by reference to Annex A to Exhibit 99.1 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on September 13, 2019).

99.8***	Support Agreement, dated September 12, 2019, by and among JD.com Global Investment Limited and the members of the Buyer Consortium.

99.9***	Deed of Irrevocable Undertaking, dated September 12, 2019, by and among JD Financial Investment Limited and the members of the Buyer Consortium.

99.10	Agreement and Plan of Merger, dated June 12, 2020, by and among the Issuer, Yiche Holding Limited and Yiche Mergersub Limited (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on June 15, 2020)

99.11	Interim Investors Agreement, dated June 12, 2020, by and among JD.com Global Investment Limited, Morespark Limited, Hammer Capital Opportunities Fund L.P., Mr. Bin Li, Yiche Holding Limited, Yiche Mergersub Limited and certain other parties thereto.

99.12	Supplemental Deed to Deed of Irrevocable Undertaking, dated June 12, 2020, by and among JD Financial Investment Limited and the members of the Buyer Consortium.

*	Previously filed on February 26, 2015.
**	Previously filed on June 21, 2016.
***	Previously filed on September 16, 2019.

CUSIP No. 091727925

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2020	JD.com, Inc.

	By:	/s/ Richard Qiangdong Liu
	Name:	Richard Qiangdong Liu
	Title:	Chairman of the Board and Chief Executive Officer

JD.com Investment Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

JD.com Global Investment Limited

By:	/s/ Nani Wang
Name:	Nani Wang
Title:	Director

CUSIP No. 091727925

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Mr. Martin Chiping Lau, Mr. Ming Huang, Mr. Louis T. Hsieh and Mr. Dingbo Xu, the business address of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	—

Martin Chiping Lau(1)	Director	President and executive director of Tencent Holdings Limited	P.R. China (Hong Kong SAR)	—

Ming Huang(2)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—

Louis T. Hsieh(3)	Independent Director	Director of New Oriental Education & Technology Group Inc.	United States	—

Dingbo Xu (4)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—
Executive Officers:
Richard Qiangdong Liu	Chief Executive Officer	*	P.R. China	—

Lei Xu	Chief Executive Officer of JD Retail	*	P.R. China	—

Zhenhui Wang	Chief Executive Officer of JD Logistics	*	P.R. China	—

Sandy Ran Xu	Chief Financial Officer	*	P.R. China	—

Yayun Li	Chief Compliance Officer	*	P.R. China	—

*	The principal occupation is the same as his/her position with JD.
(1)	The business address of Mr. Martin Chiping Lau is 39/F, Tencent Building, Kejizhongyi Avenue, Hi-Tech Park, Nanshan District, Shenzhen 518057, P.R. China.
(2)	The business address of Prof. Ming Huang is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.
(3)	The business address of Mr. Louis T. Hsieh is No. 6 Hai Dian Zhong Street, Haidian District, Beijing 100080, P.R. China.
(4)	The business address of Prof. Dingbo Xu is China Europe International Business School, 699 Hongfeng Road, Pudong District, Shanghai 201206, China.

CUSIP No. 091727925

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Global	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A

Directors and Executive Officers of JD Global

The names of the directors and the names and titles of the executive officers of JD Global and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o JD.com, Inc., 20th Floor, Building A, No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone Daxing District, Beijing 101111, The People’s Republic of China.

Name	Position with JD Global	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:
Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:
N/A